UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                                    DIGICORP
         ---------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    475157500
         --------------------------------------------------------------
                                 (CUSIP Number)


                                January 26, 2006
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

                  |_| Rule 13d-1(b)

                  |X| Rule 13d-1(c)

                  |_| Rule 13d-1(d)

CUSIP No.   475157500                 13G                      Page 1 of 5 Pages
---------------- ---------------------------------------------------------------
      1. NAMES OF REPORTING PERSONS

                 Ault Glazer Bodnar & Company Investment Management, LLC

                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                 95-4696208

---------------- ---------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)   [ ]
                                                                       (b)   [X]

---------------- ---------------------------------------------------------------
      3. SEC USE ONLY


---------------- ---------------------------------------------------------------
      4. CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

---------------- ---------------------------------------------------------------
                           5. SOLE VOTING POWER

                                   0
                       ----------- ---------------------------------------------
   NUMBER OF               6. SHARED VOTING POWER
    SHARES
 BENEFICIALLY                      1,863,500 *
   OWNED BY            ----------- ---------------------------------------------
     EACH                  7. SOLE DISPOSITIVE POWER
  REPORTING
  PERSON WITH                      0
                       ----------- ---------------------------------------------
                           8. SHARED DISPOSITIVE POWER

                                   1,863,500 *
---------------------- ----------- ---------------------------------------------
      9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,863,500 *

---------------- ---------------------------------------------------------------
      10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXLUDES CERTAIN SHARES*
                                                                            [  ]

---------------- ---------------------------------------------------------------
      11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 5.3%**

---------------- ---------------------------------------------------------------
      12. TYPE OF REPORTING PERSON

                 IA/HC
---------------- ---------------------------------------------------------------

      * Of the Shares reported as being beneficially owned, 1,388,500 shares are held directly by certain individually managed accounts and private investment funds managed by Ault Glazer Bodnar & Company Investment Management, LLC, and 475,000 shares are held directly by Mr. Ault by virtue of his ownership of stock options to purchase shares of the common stock of Digicorp over which Mr. Ault may be deemed to hold voting or investment power.

      ** Based on 35,407,184 shares of Digicorp's common stock outstanding on January 13, 2006, as such information was provided by the Issuer to the reporting person.

CUSIP No.   475157500                 13G                      Page 2 of 5 Pages
---------------- ---------------------------------------------------------------
      1. NAMES OF REPORTING PERSONS

                 Milton C. Ault, III

                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

---------------- ---------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)   [ ]
                                                                       (b)   [X]

---------------- ---------------------------------------------------------------
      3. SEC USE ONLY


---------------- ---------------------------------------------------------------
      4. CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA

---------------- ---------------------------------------------------------------
                           5. SOLE VOTING POWER

                                   0
                       ----------- ---------------------------------------------
   NUMBER OF               6. SHARED VOTING POWER
    SHARES
 BENEFICIALLY                      1,863,500 *
   OWNED BY            ----------- ---------------------------------------------
     EACH                  7. SOLE DISPOSITIVE POWER
  REPORTING
  PERSON WITH                      0
                       ----------- ---------------------------------------------
                           8. SHARED DISPOSITIVE POWER

                                  1,863,500 *
---------------------- ----------- ---------------------------------------------
      9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,863,500 *

---------------- ---------------------------------------------------------------
      10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXLUDES CERTAIN SHARES*
                                                                            [  ]

---------------- ---------------------------------------------------------------
      11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 5.3%**

---------------- ---------------------------------------------------------------
      12. TYPE OF REPORTING PERSON

                 IN
---------------- ---------------------------------------------------------------

      * Of the Shares reported as being beneficially owned, 1,388,500 shares are held directly by certain individually managed accounts and private investment funds managed by Ault Glazer Bodnar & Company Investment Management, LLC, an investment adviser for which the reporting person serves as Chief Investment Officer, and 475,000 shares are held directly by Mr. Ault by virtue of his ownership of stock options to purchase shares of the common stock of Digicorp over which Mr. Ault may be deemed to hold voting or investment power.

         ** Based on 35,407,184 shares of Digicorp's common stock outstanding on January 13, 2006, as such information was provided by the Issuer to the reporting person.

CUSIP No.   475157500                                          Page 3 of 5 Pages


Item 1(a).  Name of Issuer:

            Digicorp

Item 1(b).  Address of Issuer:

            1206 West South Jordan Parkway, Unit B
            South Jordan, Utah 84095.

Item 2(a).  Name of Person(s) Filing:

            (1)Ault Glazer Bodnar & Company Investment Management LLC

            (2) Milton C. Ault, III

Item 2(b).  Address of Principal Business Office:

            1800 Century Park East, Suite 200
            Los Angeles, CA, 90067


Item 2(c).  Citizenship:

            (1)Ault Glazer Bodnar & Company Investment Management LLC:  Delaware

            (2) Milton C. Ault, III: USA

Item 2(d).  Title of Class of Securities

            Common Stock, par value $0.001 per share

Item 2(e).  CUSIP No.:

            475157500

CUSIP No.   475157500
                                                               Page 4 of 5 Pages

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)     ___    Broker or dealer registered under Section 15 of the Act.

     (b)     ___    Bank as defined in Section 3(a)(6) of the
                    Act.

     (c)     ___    Insurance company as defined in Section
                    3(a)(19) of the Act.

     (d)     ___    Investment company registered under Section 8 of the
                    Investment Company Act of 1940.

     (e)     ____    An investment adviser in accordance with
                     240.13d-1(b)(1)(ii)(E).

     (f)     ___     An employee benefit plan or endowment fund
                     in accordance with 240.13d- 1(b)(1)(ii)(F).

     (g)     ___     A parent holding company or control person
                     in accordance with 240.13d- 1(b)(1)(ii)(G).

     (h)     ___     A savings association as defined in
                     Section 3(b) of the Federal Deposit Insurance
                     Act (12 U.S.C. 1813).

     (i)     ___    A church plan that is excluded from the
                    definition of an investment company under
                    Section 3(c)(14) of the Investment Company Act of 1940.

     (j)     ____   Group, in accordance with Section
                               240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership

            With respect to the beneficial ownership of shares of common stock of Digicorp by Ault Glazer Bodnar & Company Investment Management LLC (the "Adviser") and Milton C. Ault, III ("Ault"), see Items 5 through 8 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

            Pursuant to Rule 13d-3 of the 1934 Act, the Adviser may be deemed to beneficially own approximately 1,388,500 shares of Digicorp Common Stock held by certain individually managed accounts and private investment funds (the "Advisory Clients") over which Adviser holds discretionary voting and investment authority. Adviser disclaims beneficial ownership of all shares of Digicorp Common Stock held on behalf of such Advisory Clients.

            Ault is the Chief Investment Officer of the Adviser. As a result, pursuant to Rule 13d-3 of the 1934 Act, Ault may be deemed to beneficially own the shares of Digicorp Common Stock beneficially owned by the Adviser as a result of the executive position he holds with such entity. Mr. Ault disclaims beneficial ownership over all shares of Digicorp Common Stock imputed to him by virtue of his position with the Adviser.

            Mr. Ault may be deemed to beneficially own approximately 475,000 shares of Digicorp Common Stock by virtue of stock options granted to Mr. Ault by Digicorp. However, Mr. Ault has granted an irrevocable proxy to the chief executive officer of the Issuer to vote the shares of common stock issuable upon exercise of such stock options.

CUSIP No.   475157500                                          Page 5 of 5 Pages


Item 5.     Ownership of Five Percent or Less of Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.     Ownership of More Than 5 Percent on Behalf of Another Person

            Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group

            Not Applicable.

Item 9.     Notice of Dissolution of Group

            Not Applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            DATED:  February 3, 2006

            AULT GLAZER BODNAR & COMPANY INVESTMENT MANAGEMENT, LLC

            By:
              --------------------------------------------------------
                Milton C. Ault, III
                Individually, and as Chief Investment Officer
                of Ault Glazer Bodnar & Company Investment Management, LLC